N E W S R E L E A S E

May 3, 2016

Nevsun Reports That Reservoir Minerals Has Closed the
Right of First Offer on the Timok Copper Project

VANCOUVER, British Columbia – Nevsun Resources Ltd. (“Nevsun”) (TSX: NSU, NYSE: NSU) is pleased to announce that in connection with the proposed combination agreement between Nevsun and Reservoir Minerals Inc. (“Reservoir”), as announced on April 24, 2016, Reservoir has closed the right of first offer (“ROFO”) with Freeport International Holding (BVI) Inc. (“Freeport”) on the Timok Copper-Gold Project. Closing the ROFO consolidates 100% ownership of the Upper Zone with Reservoir.  Reservoir became the operator on the Timok Project concurrent with the exercise of the ROFO.  Closing the US$135 million ROFO is the first step in the previously announced combination of Nevsun and Reservoir.

Nevsun has entered into a secured loan arrangement with Reservoir to provide a further US$850,000 to Reservoir to fund the May 2016 operating expenses at the Timok Project.  The indebtedness will be secured by a cash collateral agreement on customary lending terms. Nevsun will provide further updates on the 2016 work program at the Timok Copper Project after the key transaction meetings of operatorship with Freeport are completed later this month.

For more on the proposed combination see the joint news release from April 24, 2016.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$300 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the previously announced combination of Nevsun and Reservoir, the timing and amount or work to be undertaken at the Timok project.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Nevsun’s control. These include, but are not limited to, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; and the failure to obtain the necessary shareholder and court approvals, if applicable, required in order to proceed with the Arrangement.

Readers are cautioned that the foregoing list of factors is not exhaustive. Further information concerning risks and uncertainties associated with these forward-looking statements and Nevsun’s business can be found in Nevsun’s  Annual Information Form for the year ended December 31, 2015, which is available on Nevsun’s website (www.nevsun.com), filed under Nevsun’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

Neither TSX nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Nevsun Resources Ltd. Scott Trebilcock Chief Development Officer Telephone: 1-604-623-4700 Email: strebilcock@nevsun.com Website: www.nevsun.com